July 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Monick
Bob Telewicz Mary Beth Breslin

Re:	TenX Keane Acquisition
Amendment No. 6 to Registration Statement on Form S-1
Filed May 24, 2022
File No. 333-256271

Dear Ms. Monick:

On behalf of TenX Keane Acquisition, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated July 26, 2022, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on May 24, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 6 to Registration Statement on Form S-1

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has included the following risk factor disclosure on pages 23 and 25 of the Amended S-1 and related disclosure on the cover page of the Amended S-1:

The fact that our sponsor is controlled by, and has substantial ties with, a non-U.S. person could impact our ability to complete our initial business combination.

Our sponsor, 10XYZ Holdings, LP, a Delaware limited partnership, is controlled by its general partner, 10XYZ Management LLC, a Delaware limited liability company. 10XYZ Management LLC’s managing members are Xiaofeng Yuan, a non-U.S. person, and Dahe Zhang, a U.S. lawful permanent resident, i.e., green card holder, and U.S. resident. We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent us from completing an initial business combination and require us to liquidate. If we liquidate, the investors will lose any potential investment opportunity in a target company and the chance of realizing future gains on investment through any price appreciation in the combined company, and the rights will expire worthless. For the consequences of liquidation, please see the risk factors titled “Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.20 per share, or less in certain circumstances, on our redemption, and our rights will expire worthless.” and “If we are unable to consummate our initial business combination within 12 months of the closing of this offering (or up to 21 months from the closing of this offering if we extend the period of time to consummate a business combination by the full amount of time), our public shareholders may be forced to wait beyond such 12 months (or up to 21 months from the closing of this offering if we extend the period of time to consummate a business combination by the full amount of time) before redemption from our trust account.”

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Cover Page

2. Given the significant ties that a majority of your officers and directors have to China, please provide prominent disclosure about the legal and operational risks associated with this fact. Your disclosure should make clear whether these risks could result in a material change in your search for a target company.

Response: In response to the Staff’s comment, the Company has included the following disclosure on the cover page and related risk factor disclosures on pages 23 and 25 of the Amended S-1:

Due to our Chief Executive Officer and Chairman being located in China and a majority of our officers and directors having significant ties to China (including Hong Kong), not being able to target a business in China may make it more difficult to find an attractive target company outside of China, and we may be a less attractive partner to non-PRC or non-Hong Kong based target companies. Therefore, this may make it more difficult for us to complete an initial business combination with a target company within 12 months from the closing of this offering (or up to 21 months from the closing of this offering if we extend the period of time to consummate a business combination by the full amount of time, as described in more detail in this prospectus). Because we are a Cayman Islands company, our offices are in the United States, we will not acquire a business in China (including Hong Kong and Macau), and we do not operate in China, we believe that we are not subject to Chinese regulations, such as regulations implemented by the China Securities Regulatory Commission or Cyberspace Administration of China. However, the relationships of our officers and directors to China could influence the types of targets that they select or result in a material change in our search for a target company to acquire due to changes in laws or regulations in China, which could result in materially adversely affecting our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities or the continued listing on a U.S. stock exchange.

Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risk that having a majority of your officers and directors with significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

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Response: In response to the Staff’s comment, the Company has included the following disclosure in the summary of risk factors on page 23 of the Amended S-1:

Since a majority of our directors and officers have significant ties to China, the Chinese government may have potential oversight and discretion over the conduct of our directors’ and officers’ search for a target company. The Chinese government may intervene or influence our operations at any time through the directors and officers who have significant ties in China, which could result in a material change in our search for a target business and/or the value of the securities we are offering. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate.

4. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your officers and directors are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether the officers and directors have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if  your officers and directors: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you or your officers and directors are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has included the following disclosure on pages 5 and 74 of the Amended S-1:

Permission Required from the Chinese Authorities for this Offering and a Business Combination

Although our offices are located in United States, a majority of our directors and officers have significant ties to China. As a result, our directors and officers who have significant ties to China may be subject to certain risks relating to regulatory oversight by the PRC government. In particular, changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also intervene or influence our search for a target business or the completion of an initial business combination at any time through our directors and officers who have significant ties to China. This could significantly and negatively impact our search for a target business and/or the value of the securities we are offering for sale.

As a Cayman Islands company with no operations or subsidiaries in China and expected to conduct a target search outside of China, we are not required to obtain permission from any Chinese authorities to operate or to issue the securities being issued in this offering to any investors, including Chinese investors, if any, nor have we been contacted by any Chinese authorities in connection with our operations or this offering, and we do not expect that permission will be required from the Chinese authorities in the future in connection with our business combination since we will not undertake our initial business combination with any entity that is based in, located in or with its principal business operations in China (including Hong Kong and Macau).

Accordingly, as of the date of this prospectus, we have not applied or received any permission or approvals for this offering. If applicable laws, regulations, or interpretations change and require us and/or our directors and officers to obtain such permissions or approvals in the future, these regulatory agencies (a) may impose fines and penalties on our officers and directors and (b) may also take actions requiring our directors and officers, or making it advisable for directors and officers, to terminate this offering before settlement and delivery of our units or delay our potential business combination and therefore, we may have to liquidate the funds held in the trust account (in which case our rights may be worthless). Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

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Risk Factors, page 25

5. Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations search and/or the value of the securities you are registering.

Response: In response to the Staff’s comment, the Company has included the following risk factor disclosure on page 25 of the Amended S-1:

Since a majority of our directors and officers have significant ties to China, the Chinese government may have potential oversight and discretion over the conduct of our directors’ and officers’ search for a target company. The Chinese government may intervene or influence our operations at any time through our directors and officers who have significant ties in China, which could result in a material change in our search for a target business and/or the value of the securities we are offering. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate.

Although our offices are located in the United States, a majority of our directors and officers have significant ties to China. We may be subject to certain risks relating to regulatory oversight by the PRC government. This may significantly limit our ability to search for candidates for our initial business combination. In particular, changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also intervene or influence our search for a target business or the completion of an initial business combination at any time through our directors and officers who have significant ties to China. This could significantly and negatively impact our search for a target business and/or the value of the securities we are offering for sale. Based on our understanding of the current PRC laws and regulations, our company is not required to obtain any prior permission from any PRC governmental authorities for this offering. Accordingly, as of the date of this prospectus, we have not applied or received any permission or approvals for this offering and our search for an initial business combination target company post offering. If applicable laws, regulations, or interpretations change and require us and/or our directors and officers to obtain such permissions or approvals in the future, Chinese regulatory agencies (a) may impose fines and penalties on our officers and directors and (b) may also take actions requiring our directors and officers, or making it advisable for our directors and officers, to terminate this offering before settlement and delivery of our units or delay our potential business combination and therefore, we may have to liquidate the funds held in the trust account (in which case our rights may be worthless). Any uncertainties and/or negative publicity regarding such an approval requirement could result in materially adversely affecting our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities or the continued listing on a U.S. stock exchange.

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6. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has included the following risk factor disclosure on page 25 of the Amended S-1:

The Chinese government has indicated its intent to intervene in or influence a PRC company’s business operations at any time or to exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations post business combination and/or the value of its securities. Additionally, governmental and regulatory interference could significantly limit or completely hinder a target company’s ability to offer or continue to offer securities to investors post business combination and cause the value of such securities to significantly decline or be worthless.

Statements by the Chinese government in 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC has proposed new rules in 2021 that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over large China-based internet companies. On November 14, 2021, the Cyberspace Administration of China (CAC) publicly solicited opinion on the Regulation on Network Data Security Management (Consultation Draft), which stipulated that data processors that undertake data processing activities using internet networks within China are required to apply for cybersecurity review if it conducts data processing activities that will or may have an impact on China’s national security. The review is mandatory if the data processor controls more than 1 million users’ personal information and intends to be listed in a foreign country, or if the data processor seeks to be listed in Hong Kong. As of the date of this prospectus, the Draft Regulation on Network Data Security Management has not been formally adopted. On December 28, 2021, the CAC, jointly with 12 departments under the State Council, implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review. Operators, including operators of critical information infrastructure and data processors, who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress, or SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the SCNPC adopted the Personal Information Protection Law, which took effect as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the responsibilities for collection, processing, and use of personal information.

As we will not undertake an initial business combination with any entity that is based or located in or that conducts its principal business operations in China (including Hong Kong and Macau), based on our understanding of currently applicable PRC laws and regulations, our registered public offering in the U.S. is not subject to the review or prior approval of the CAC or the China Securities Regulatory Commission (CSRC) and their oversight will not impact our officers and directors or their search for a target company. Further, we currently believe that the regulations or policies that have been issued by the CAC to date are not applicable to our officers and directors. However, uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries, persons and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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Since none of our officers and directors has engaged in data activities or the processing of personal information in China, we believe our officers and directors are in full compliance with the regulations and policies that have been issued by the CAC to date. Although we will not undertake an initial business combination with any entity that is based or located in or that conducts its principal business operations in China (including Hong Kong and Macau), our potential target may, or its customers, vendors or business partners may, collect or generate data in China. Given the PRC authorities have significant discretion in interpreting and applying the relevant cybersecurity and data laws and regulations, there is a risk that any potential target business of ours may be subject to cybersecurity review or other regulatory actions even though it is not based or located in and does not conduct its principal business operations in China. To avoid such risk, we may avoid completing an initial business combination with such a target business and instead pursue other opportunities, which may limit the pool of attractive targets. As a result, our search for a target company may be adversely affected.

If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 29

7. We note disclosure that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 29 and 81 of the Amended S-1 to reflect the Staff’s guidance in Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Financial Statements of TenX Keane Acquisition, page F-1

8. We note you have included interim financial statements for the period from January 1, 2022 to March 31, 2022. Please revise your filing to include a statement of operations, a statement of changes in shareholders’ deficit, and a statement of cash flows for the comparable period of the preceding fiscal year (i.e. March 1, 2021 to March 31, 2021). Please refer to Rule 8-03 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Amended S-1 to include the financial statements for the comparable period of the preceding fiscal year.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

		By:	/s/ Liang Shih
Liang Shih

cc:	Xiaofeng Yuan
Chief Executive Officer
TenX Keane Acquisition

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